Filed Pursuant to Rule 424(b)(3)

Registration No. 333-282359

Registration No. 333-284324

Prospectus Supplement No. 9

(to Prospectus dated November 12, 2024)

Prospectus Supplement No. 2

(to Prospectus dated February 6, 2025)

Damon INC.

Resale of Up to 1,015,383 Common Shares by the Selling Securityholders
Resale of Up to 18,514,579 Common Shares by the Selling Securityholders

This prospectus supplement is being filed to update and supplement information contained in (i) the prospectus dated November 12, 2024 related to the resale of up to 1,015,383 common shares, no par value (“common shares”), of Damon Inc., a British Columbia corporation (“Damon”), and (ii) the prospectus dated February 6, 2025 related to the to the resale of up to 18,514,579 common shares of Damon (together, the “Prospectuses”), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectuses and is not complete without, and may not be delivered or utilized except in combination with, the Prospectuses, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectuses and if there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common shares are traded on the Nasdaq Global Market under the symbol “DMN”. On February 26, 2025, the closing price of our common shares was $0.22 per share.

Investing in our securities involves risks. See the sections titled “Risk Factors” of the Prospectuses and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 27, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 21, 2025

DAMON INC.

(Exact name of registrant as specified in its charter)

British Columbia	001-42190	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

704 Alexander Street Vancouver. BC	V6A 1E3
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (408) 702-2167

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares	DMN	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Second Amendment to Secured Promissory Note

On February 27, 2025, Damon Inc. (the “Company”) and Streeterville Capital, LLC ( “Streeterville”) entered into a Second Amendment (the “Note Amendment”) to the Secured Promissory Note (as previously amended, the “Note”) originally issued by the Company to Streeterville on June 26, 2024, in an original principal amount of $6,470,000.

Pursuant to the Note Amendment, the parties have agreed to amend the Note to grant Streeterville the right to convert from time to time at its election, all or any portion of the outstanding balance of the Note into common shares, no par value, of the Company (“Conversion Shares”). The number of Conversion Shares deliverable under a conversion notice will be equal to the amount of the outstanding balance of the Note being converted, divided by the conversion price, which is 90% of the lowest daily volume weighted average price of the Company’s common shares reported by Bloomberg during the ten trading days preceding the delivery date of a conversion notice. This is subject to a floor price of $0.20 per share (the “Floor Price”), which will be adjusted accordingly in the event of a share split or combination. If the Company issues any securities with a floor price less than $0.20 per share in the future, the Floor Price will automatically adjust to be equal to such lower floor price.

The Note Amendment contains an ownership limitation, pursuant to which the Company shall not effect any issuance of Conversion Shares to the extent that such issuance would cause Streeterville, together with its affiliates, to beneficially own a number of common shares exceeding 9.99% of the number of common shares outstanding on such date, including the common shares issuable upon such issuance.

Amendment to Note Purchase Agreement

On February 27, 2025, the Company and Streeterville entered into an Amendment No. 1 (the “SPA Amendment”) to the Securities Purchase Agreement dated December 20, 2024 (the “SPA”). Under the SPA Amendment, the Company represented as to its foreign private issuer status and ability to follow home country practice instead of Nasdaq Listing Rule 5635(d) shareholder approval requirements. The parties agreed that, as long the Company remains a foreign private issuer, the Company is not required to seek shareholder approval for issuing shares pursuant to the SPA beyond the limit set by Nasdaq Listing Rule 5635(d). If the Company loses its foreign private issuer status, it must obtain such approval within 90 days.

The foregoing descriptions of the Note Amendment and the SPA Amendment do not purport to be complete and are qualified in its entirety by the full text of the respective agreements, which are filed as Exhibit 10.1 and 10.2 to this current report on Form 8-K and are incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities

The information set forth in Item 1.01 of this current report on Form 8-K regarding the Note and the Note Amendment is incorporated herein by reference. The Note, as amended by the Note Amendment, and up to approximately 37,695,823 Conversion Shares issuable upon its conversion (including interest accrued through the maturity date) will be issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), based on the exemption from registration afforded by Section 4(a)(2) of the Securities Act, as they will be issued to an accredited investor, and the Company did not engage in any general solicitation in connection with such offer and sale.

Additionally, as previously disclosed in Item 3.02 of the current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2024 (the “November 18, 2024 8-K”), which incorporated by reference the description in Item 8.01 of the November 18, 2024 8-K of the fees Damon Motors agreed to pay its former financial adviser in three installments, each payable in cash or by having the Company issue common shares pursuant to a formula described therein, the Company has elected to issue 1,255,230 common shares to satisfy the first installment. As disclosed in Item 3.02 of the November 18, 2024 8-K, these shares were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act, as they were issued to an accredited investor, and the Company did not engage in any general solicitation in connection with such offer and sale.

Item 8.01 Other Events.

Under the SPA with Streeterville, as amended by the SPA Amendment, the Company has received an aggregate of $3,800,000 from Streeterville out of the total $10,000,000 committed amount, resulting in an outstanding principal balance of $4,066,000, excluding any accrued interest and prior to any pre-paid purchases discussed below.

As of February 27, 2025, Streeterville has purchased, and the Company has issued, a total of 3,608,819 common shares to satisfy pre-paid purchases made through this date, based on the pricing formula described in Item 1.01 of the Current Report on Form 8-K filed with the SEC on December 23, 2024. As a result, the outstanding balance has been reduced to $1,272,550.97 as of February 27, 2025.

Following the Company’s filing of its last quarterly report for the quarter ended December 31, 2024, and as a result of the share issuance to the former financial advisor for the first installment disclosed under Item 3.02 above, along with Streeterville’s purchases of shares under the SPA, the Company has 26,894,933 outstanding common shares as of February 27, 2025.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
10.1	Amendment No. 2 to Secured Promissory Note, dated February 27, 2025
10.2	Amendment No. 1 to Securities Purchase Agreement, dated February 27, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DAMON, INC.

Date: February 27, 2025	By:	/s/ Bal Bhullar
	Name:	Bal Bhullar
	Title:	Chief Financial Officer

Exhibit 10.1

AMENDMENT NO. 2

This Amendment No. 2 (this “Amendment”) is entered into as of February 27, 2025 (the “Effective Date”), by and between Streeterville Capital, LLC, a Utah limited liability company (“Lender”), and Damon Inc., a British Columbia corporation (“Borrower”). Lender and Borrower are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

A. Grafiti Holding, Inc., a British Columbia corporation (“Grafiti”), previously issued to Lender that certain Secured Promissory Note in the original principal amount of $6,470,000.00 on June 26, 2024 (as previously amended, the “Note”).

B.   Pursuant to a business combination with Grafiti, Borrower assumed Grafiti’s obligations under the Note.

C.   The Parties have agreed, subject to the terms, amendments, conditions and understandings expressed in this Amendment, to amend the Note.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Recitals. Each of the Parties acknowledges and agrees that the recitals set forth above in this Amendment are true and accurate and are hereby incorporated into and made a part of this Amendment.

2. Definitions. The following terms used in this Amendment will have the following meanings:

“Common Shares” means Borrower’s common shares, no par value.

“Conversion Price” means 90% of the lowest daily volume weighted average price of the Common Shares reported by Bloomberg during the ten (10) Trading Day period preceding the delivery date of the Conversion Notice.

“Floor Price” means $0.20, which may be subject to change in the future to the extent permitted by stock exchange rules in effect at the time of such change and as otherwise set forth herein.

“Trading Day” means any day on which Nasdaq (or such other principal trading market for Borrower’s Common Shares) is open for trading.

3. Conversion Right. Beginning on the Effective Date, Lender will have the right to convert all or any portion of the outstanding balance of the Note into Common Shares (the “Conversion Shares”) by delivering to Borrower a conversion notice setting forth the amount Lender desires to convert and the applicable Conversion Price (“Conversion Notice”). The number of Conversion Shares deliverable pursuant to a Conversion Notice will be equal to the amount of the outstanding balance of the Note being converted divided by the Conversion Price. Conversion Shares must be delivered to Borrower within two (2) Trading Days of delivery of a Conversion Notice. Failure to timely deliver Conversion Shares will be considered an Event of Default (as defined in the Note) under the Note. In the event Lender submits a Conversion Notice to Borrower and the Conversion Price is below the Floor Price, then such Conversion Notice shall be deemed void and of no force or effect.

4. Share Reserve. Borrower will reserve 40,000,000 Common Shares from its authorized and unissued Common Shares to provide for all issuances of Common Shares under the Note (the “Share Reserve”). Borrower further agrees to add additional Common Shares to the Share Reserve in increments of 500,000 shares as and when requested by Lender if at any time the number of Common Shares being held in the Share Reserve is less than three (3) times the number of Common Shares obtained by dividing the outstanding balance of the Note as of the date of the request by the Conversion Price. Borrower shall further instruct its transfer agent to hold the Common Shares reserved pursuant to the Share Reserve exclusively for the benefit of Lender and to issue such shares to Lender promptly upon Lender’s delivery of a Conversion Notice under the Note. Finally, Borrower shall instruct its transfer agent to issue Conversion Shares pursuant to the Note to Lender out of its authorized and unissued Common Shares, and not the Share Reserve, to the extent Common Shares have been authorized, but not issued, and are not included in the Share Reserve. The transfer agent shall only issue shares out of the Share Reserve to the extent there are no other authorized Common Shares available for issuance and then only with Lender’s written consent.

5. Redemption Start Date. The Parties agree that Lender’s right to request redemptions pursuant to Section 5 of the Note will begin on the date that is four (4) months from the Effective Date.

6. Floor Price Adjustments. In the event Borrower issues any security with a floor price less than the Floor Price, then the Floor Price will automatically adjust to be equal to such lower floor price.

7. Foreign Private Issuer. Borrower represents and warrants to Lender that as of the Effective Date, Borrower is considered to be a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Borrower further represents and warrants that it filed the required Corporate Event Form with Nasdaq to notify Nasdaq of the Borrower’s status as a foreign private issuer, that as permitted under Nasdaq Listing Rule 5615(a)(3) and in accordance with its election to follow home country practice, it is not subject to Nasdaq Listing Rule 5635 and certain other corporate governance rules in the Nasdaq 5600 series, and that such disclosure has been included in Borrower’s latest Form 10-Q filed with the SEC and made available on Borrower’s website.

8. Ownership Limitation. Notwithstanding anything to the contrary contained in the Note or any other instrument or agreement between Borrower and Lender, Borrower shall not effect any issuance of Conversion Shares pursuant to the Note to the extent that such issuance would cause Lender (together with its affiliates) to beneficially own a number of Common Shares exceeding 9.99% of the number of Common Shares outstanding on such date (including for such purpose the Common Shares issuable upon such issuance) (the “Maximum Percentage”). For purposes of this section, beneficial ownership of Common Shares will be determined pursuant to Section 13(d) of the Exchange Act. The Maximum Percentage is enforceable, unconditional and non-waivable and shall apply to all affiliates and assigns of Lender.

9. Adjustment of Floor Price upon Subdivision or Combination of Common Shares. Without limiting any provision hereof, if Borrower at any time on or after the Effective Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Floor Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision hereof, if Borrower at any time on or after the Effective Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Floor Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this Section 9 shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 9 occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such event.

10. Representations and Warranties. Each Party for itself, and for its affiliates, successors and assigns, hereby acknowledges, represents, warrants and agrees that such Party has full power and authority to enter into this Amendment and to incur and perform all obligations and covenants contained herein, all of which have been duly authorized by all proper and necessary action. No consent, approval, filing or registration with or notice to any governmental authority is required as a condition to the validity of this Amendment or the performance of any of the obligations of such Party hereunder, provided that Borrower shall have filed a Notice of Listing of Additional Shares with Nasdaq prior to the Effective Date.

11. Certain Acknowledgments. Each of the Parties acknowledges and agrees that no property or cash consideration of any kind whatsoever has been or shall be given by Lender to Borrower in connection with this Amendment.

12. Other Terms Unchanged. The Note, as amended by this Amendment, remains and continues in full force and effect, constitutes legal, valid, and binding obligations of each of the Parties, and is in all respects agreed to, ratified, and confirmed. Any reference to the Note after the date of this Amendment is deemed to be a reference to the Note as amended by this Amendment. If there is a conflict between the terms of this Amendment and the Note, the terms of this Amendment shall control. No forbearance or waiver may be implied by this Amendment. Except as expressly set forth herein, the execution, delivery, and performance of this Amendment shall not operate as a waiver of, or as an amendment to, any right, power, or remedy of Lender under the Note, as in effect prior to the date hereof.

13. Counterparts. This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

14. Further Assurances. Each Party shall do and perform or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other Party may reasonably request in order to carry out the intent and accomplish the purposes of this Amendment and the consummation of the transactions contemplated hereby.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date set forth above.

BORROWER:

DAMON INC.

By:	/s/ Bal Bhullar
Bal Bhullar, Chief Financial Officer

LENDER:

streeterville capital, llc

By:	/s/ John M. Fife
John M. Fife, President

[Signature Page to Amendment No. 2]

Exhibit 10.2

AMENDMENT NO. 1

This Amendment No. 1 (this “Amendment”) is entered into as of February 27, 2025 (the “Effective Date”), by and between Streeterville Capital, LLC, a Utah limited liability company (“Investor”), and Damon Inc., a British Columbia corporation (“Company”). Investor and Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

A. Company and Investor are parties to that certain Securities Purchase Agreement dated December 20, 2024 (the “Purchase Agreement”).

B. The Parties have agreed, subject to the terms, amendments, conditions and understandings expressed in this Amendment, to amend the Purchase Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Recitals. Each of the Parties acknowledges and agrees that the recitals set forth above in this Amendment are true and accurate and are hereby incorporated into and made a part of this Amendment.

2.Definitions. Capitalized terms used but not otherwise defined shall have the meanings set forth in the Purchase Agreement.

3. Foreign Private Issuer. Company represents and warrants to Investor that as of the Effective Date, Company is considered to be a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Company further represents and warrants that it filed the required Corporate Event Form with Nasdaq to notify Nasdaq of the Company’s status as a foreign private issuer, that as permitted under Nasdaq Listing Rule 5615(a)(3) and in accordance with its election to follow home country practice, it is not subject to Nasdaq Listing Rule 5635 and certain other corporate governance rules in the Nasdaq 5600 series, and that such disclosure has been included in Company’s latest Form 10-Q filed with the SEC and made available on Company’s website.

4. Approval. The Parties agree that so long as Company continues to be a foreign private issuer and not subject to Nasdaq Listing Rule 5635, that Company will not be obligated to seek or obtain the Approval. The Parties further agree that if Company should no longer be considered a foreign private issuer on any date, the Company will be obligated to obtain the Approval within ninety (90) days of such date.

5. Representations and Warranties. Each Party for itself, and for its affiliates, successors and assigns, hereby acknowledges, represents, warrants and agrees that such Party has full power and authority to enter into this Amendment and to incur and perform all obligations and covenants contained herein, all of which have been duly authorized by all proper and necessary action. No consent, approval, filing or registration with or notice to any governmental authority is required as a condition to the validity of this Amendment or the performance of any of the obligations of such Party hereunder.

6. Certain Acknowledgments. Each of the Parties acknowledges and agrees that no property or cash consideration of any kind whatsoever has been or shall be given by Investor to Company in connection with this Amendment.

7. Other Terms Unchanged. The Purchase Agreement, as amended by this Amendment, remains and continues in full force and effect, constitutes legal, valid, and binding obligations of each of the Parties, and is in all respects agreed to, ratified, and confirmed. Any reference to the Purchase Agreement after the date of this Amendment is deemed to be a reference to the Purchase Agreement as amended by this Amendment. If there is a conflict between the terms of this Amendment and the Purchase Agreement, the terms of this Amendment shall control. No forbearance or waiver may be implied by this Amendment. Except as expressly set forth herein, the execution, delivery, and performance of this Amendment shall not operate as a waiver of, or as an amendment to, any right, power, or remedy of Investor under the Purchase Agreement, as in effect prior to the date hereof.

8. Counterparts. This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

9. Further Assurances. Each Party shall do and perform or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other Party may reasonably request in order to carry out the intent and accomplish the purposes of this Amendment and the consummation of the transactions contemplated hereby.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date set forth above.

COMPANY:

DAMON INC.

By:	/s/ Bal Bhullar
Bal Bhullar, Chief Financial Officer

INVESTOR:

streeterville capital, llc

By:	/s/ John M. Fife
John M. Fife, President

[Signature Page to Amendment No. 1]